SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-110489

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Bank of New Jersey Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASB Holding Company
365 Broad Street
Bloomfield, New Jersey 07003

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as 2004 Summary Annual Report.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Bank of New Jersey Employees=
Savings & Profit Sharing Plan and Trust

Date: June 16, 2005

By: [signature]
Joseph Kliminski, Chief Executive Officer
Plan Administrator

EXHIBIT 1

2004 Summary Annual Report

SUMMARY ANNUAL REPORT

FOR AMERICAN SAVINGS BANK OF NJ EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the AMERICAN SAVINGS BANK OF NJ EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST, EIN 22-3284250, Plan No. 003, for the period January 1, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $112,329. These expenses included $92,155 in benefits paid to participants and beneficiaries and $20,174 in other expenses. A total of 60 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,855,014 as of December 31, 2004, compared to $3,263,999 as of January 1, 2004. During the plan year the plan experienced an increase in its net assets of $591,015. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $703,344 including employer contributions of $225,856, employee contributions of $212,194, and earnings from investments of $265,294.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call AMERICAN BANK OF NEW JERSEY, 365 BROAD STREET, BLOOMFIELD, NJ 07003, (973) 748-3600.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (AMERICAN BANK OF NEW JERSEY, 365 BROAD STREET, BLOOMFIELD, NJ 07003) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99 1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of American Bank of New Jersey Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2004, as filed by ASB Holding Company (the ACompany@) with the Securities and Exchange Commission on the date hereof (the "Report"), we, Joseph Kliminski, Chief Executive Officer and Plan Administrator and Eric B. Heyer, Senior Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U S C ' 1350, as adopted pursuant to ' 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Joseph Kliminski, Chief Executive Officer
Plan Administrator

Eric B Heyer
Senior Vice President and
Chief Financial Officer

June 16, 2005

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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